Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 18, 2013

VIA EDGAR TRANSMISSION

Ms. Kim Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turner Funds (the “Trust” or the “Registrant”)
(1933 Act Registration No. 333-00641)
(1940 Act Registration No. 811-07527)

Dear Ms. Browning:

This letter serves to provide supplemental forms of exhibits in connection with comments received from you and Kevin Rupert on Post-Effective Amendment No. 77 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 78 to the Trust’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended, regarding the Turner Emerging Markets Fund (the “Fund”) as filed with the Commission on May 23, 2013.

The attached forms of exhibits represent the material agreements that the Registrant intends to file with the Commission on behalf of the Fund as a part of a post-effective amendment to its Registration Statement on Form N-1A pursuant to Rule 485(b) under the 1933 Act on or about August 6, 2013.  The Registrant acknowledges your comment to file forms of all material agreements as exhibits to future filings registering new series with the Commission pursuant to Rule 485(a) under the 1933 Act.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Josh Deringer, Esq.
Michael P. Malloy, Esq.

Exhibit Index

(d)(14)	Form of Amended Schedule A to the Investment Advisory Agreement between the Registrant and Turner Investment Partners, Inc.

(g)(4)	Form of Amended Appendix I to the Global Custodial Services Agreement between the Registrant and Citibank, N.A.

(h)(21)	Form of Amended Schedule 5 to the Sub-Administration Agreement, as amended, dated as of October 1, 2010 between Turner Investment Partners, Inc. and Citi Fund Services Ohio, Inc.

(h)(22)	Form of Contractual Fee/Expense Waiver Agreement by and among the Registrant and Turner Investments, L.P.

(n)(5)	Form of Amended Schedule A to the Amended Rule 18f-3 Plan.

Exhibit (d)(14)

FORM OF SCHEDULE A

Amended Schedule A dated [May 17], 2013 to the

Investment Advisory Agreement dated April 28, 1996 between

Turner Funds & Turner Investments, L.P.

Pursuant to Article 3, the Trust shall pay the Adviser compensation at an annual rate as follows:

Fund	Fee (in Basis Points) of Average Daily Net Assets

Midcap Growth Fund	0.75%
Small Cap Growth Fund	1.00%
Emerging Growth Fund	1.00%
All Cap Growth Fund*	0.70% to 1.50%
Large Growth Fund	0.60%
Spectrum Fund	1.50%
Global Opportunities Fund	0.75%
Titan Fund	1.50%
Market Neutral Fund	1.50%
Medical Sciences Long/Short Fund	1.50%
Emerging Markets Fund	0.70%

*The advisory fee is subject to a performance adjustment based on the Fund’s performance relative to the performance of such Fund’s comparative index, calculated as described below:

Fund	Benchmark	Base Advisory Fee	Required Excess Performance	Annual Adjustment Rate	Highest / Lowest Possible Advisory Fee
All Cap Growth Fund	Nasdaq Composite Index	1.10%	+/- 2.50%	+/- 0.40%	1.50% / 0.70%

The All Cap Growth Fund’s Base Advisory Fee is accrued daily and paid monthly, based on the Fund’s average net assets during the current month.  The Fund’s Annual Adjustment Rate is determined by comparing the Fund’s performance to the performance of the Fund’s benchmark over the current month plus the previous 11 months (the “performance period”).  The Fund’s Annual Adjustment Rate is then multiplied by the average net assets of the Fund over the performance period, which is then multiplied by a fraction, the numerator of which is the number of days in the current month and the denominator of which is 365 (366 in leap years).  The resulting amount is then added to (in the case of overperformance) or subtracted from (in the case of underperformance) the Fund’s Base Advisory Fee.

Because the adjustment to the Fund’s Base Advisory Fee is based upon the Fund’s performance compared to the investment record of its benchmark, the controlling factor as to whether a performance adjustment will be made is not whether the Fund’s performance is up or down per se, but whether it is up or down more or less than the record of its respective benchmark.  The comparative investment performance of the Fund is based solely on the relevant performance period without regard to the cumulative performance over a longer or shorter period of time.

For example, assume that the All Cap Growth Fund’s average net assets over a one- and 12-month period ending March 31 is $50,000,000, and that it is not a leap year.  The All Cap Growth Fund’s Base Advisory Fee for March is $46,712 ($50,000,000 x 1.10%, x 31/365).  If the All Cap Growth Fund outperformed (or underperformed) the Nasdaq Composite Index by 2.50% or less over this performance period, then there is no adjustment to the Fund’s Base Advisory Fee.  If the All Cap Growth Fund outperformed (or underperformed) the Nasdaq Composite Index by more than 2.50% over this performance period, then Turner Investments, L.P.’s Base Advisory Fees would be increased (or decreased) by $16,986 ($50,000,000 x 0.40%, x 31/365).

Exhibit (g)(4)

FORM OF APPENDIX I

Form of Amended Appendix I dated [May 17, 2013] to the

Global Custodial Services Agreement dated as of October 1, 2010, as revised

Fund Names

Turner All Cap Growth Fund

Turner Emerging Growth Fund

Turner Large Growth Fund

Turner Midcap Growth Fund

Turner Small Cap Growth Fund

Turner Spectrum Fund

Turner Global Opportunities Fund

Turner Titan Fund

Turner Market Neutral Fund

Turner Medical Sciences Long/Short Fund

Turner Emerging Markets Fund

Exhibit (h)(21)

FORM OF SCHEDULE 5

Amended Schedule 5 dated [May 17], 2013 to the

Sub-Administration Agreement dated as of October 1, 2010, as amended

List of Funds

Turner All Cap Growth Fund

Turner Emerging Growth Fund

Turner Large Growth Fund

Turner Midcap Growth Fund

Turner Small Cap Growth Fund

Turner Spectrum Fund

Turner Global Opportunities Fund

Turner Titan Fund

Turner Market Neutral Fund

Turner Medical Sciences Long/Short Fund

Turner Emerging Markets Fund

Exhibit (h)(22)

FORM OF CONTRACTUAL FEE/EXPENSE WAIVER AGREEMENT

Agreement effective as of the        day of             , 2013 by and among the Turner Funds, a Massachusetts business trust (the “Trust”) and Turner Investments, L.P. a Pennsylvania limited partnership (“Turner”).

Turner hereby agrees to limit the net total operating expenses, excluding acquired fund fees and expenses and interest expenses relating to short sales, at the levels indicated through January 31, 2015 for the following Fund:

Fund:	Net Total Operating Expenses

Turner Emerging Markets Fund
Institutional Class	1.05%
Investor Class	1.30%

This Agreement shall be renewable at the end of its initial term for an additional one year term upon the written agreement of the parties hereto.

IN WITNESS WHEREOF, intending to be legally bound hereby, the parties hereto have caused this Agreement to be executed by their officers designated below effective as of the day and year first above written.

TURNER FUNDS		TURNER INVESTMENTS, L.P.

By:		By:
	Signature		Signature
Name:		Name:
	Printed		Printed
Title:		Title:

Exhibit (n)(5)

FORM OF SCHEDULE A

Amended Schedule A dated [May 17], 2013 to the

Amended Rule 18f-3 Multiple Class Plan dated as of November 19, 2000, as revised

Turner Funds

Turner Large Growth Fund

Turner Emerging Growth Fund

Turner Midcap Growth Fund

Turner Small Cap Growth Fund

Turner All Cap Growth Fund

Turner Spectrum Fund

Turner Global Opportunities Fund

Turner Titan Fund

Turner Market Neutral Fund

Turner Medical Sciences Long/Short Fund

Turner Emerging Markets Fund